Exhibit 99.1

Santiago, November 28, 2019

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr. President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the administrative norms of said Service, I inform you that on November 27, Banco Santander-Chile purchased shares owned by SK Bergé Financiamiento S.A. of Santander Consumer Chile S.A., which represented 49% of Santander Consumer Chile S.A., and 2% of the shares held by Banco Santander S.A of Santander Consumer Chile S.A.

As a result of this operation, Banco Santander Chile is owner of 51% of the total shares of the company Santander Consumer Chile S.A. which is now a supporting company and in accordance with Article 86 of Law 18,086, a subsidiary of Banco Santander-Chile

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c: Santiago Stock Exchange